Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS UNAUDITED RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2015

Revenue was a record high of $610.1 million in 4Q15, increased by 7.1 % QoQ from $569.9 million in 3Q15 and increased by 25.6% YoY from $485.9 million in 4Q14.
Gross profit was $173.9 million in 4Q15, compared to 182.4 million in 3Q15 and $109.3 million in 4Q14.
Gross margin was 28.5% in 4Q15, compared to 32.0% in 3Q15 and 22.5% in 4Q14.
Net profit for the period attributable to SMIC was $38.6 million in 4Q15, as compared to $82.6 million in 3Q15 and $28.4 million in 4Q14.

Set out below is a copy of the full text of the press release by the Company and its subsidiaries (the “Group”) on February 18, 2016, in relation to its unaudited results for the three months ended December 31, 2015.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The consolidated financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”).

Shanghai, China – February 18, 2016. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC,” the “Company,” or “our”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended December 31, 2015.

First Quarter 2016 Guidance:

The following statements are forward looking statements which are based on current expectations and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below. The Company expects:

Revenue to increase by 1% to 3% quarter over quarter.
Gross margin to range from 22% to 25%.
Non-GAAP operating expenses excluding the effect of employee bonus accrual, government funding and gain from the disposal of living quarters to range from $121 million to $126 million.
Non-controlling interests of our majority-owned subsidiaries to range from positive $16 million to positive $18 million (losses to be borne by non-controlling interests).

Dr. Tzu-Yin Chiu, SMIC’s Chief Executive Officer and Executive Director commented, “In the fourth quarter of 2015 we achieved record-high revenue of $610.1 million, a growth of 25.6% year over year and 7.1% quarter over quarter, surpassing our original expectations and guidance. On an annual basis our revenue hit a record high of $2.24 billion, a growth of 13.5% compared to 2014. In 2015 we also achieved historical highs on all measures of profitability: gross margin, operating profit, and net profit. Despite the inventory correction in the industry during the year, we maintained full utilizations throughout 2015.

To address our 28nm status, we started to book minor 28nm revenue contribution in Q3 2015 and Q4 2015. We are pleased to have announced earlier this week that our high-k metal gate (“HKMG”) technology is ready for commercialization with a purchase order from our customer, Leadcore. We target to reach double digit revenue contribution from 28nm in Q4 2016. We believe 28nm will be a long-lived node and is strategic for the long-term growth of SMIC. Our flexible 28nm and 40nm capacity has enabled us to best utilize our capacity and address our customers’ needs.

To meet the strong customer demand and address the high utilization, we continue to improve operational efficiency and grow our capacity. By the end of this year we target to increase our Shenzhen fab capacity to approximately 30K 8” wafers per month, our Beijing joint-venture fab to 15K 12” wafers per month, and our Shanghai 12” fab to 20K 12” wafers per month.

Regionally, our China revenue contribution has grown more than 25% YoY in 2015 compared to 2014. Eurasia revenue contribution has grown more than 50% year over year. Meanwhile, North America has declined 9.3% year over year but has begun to recover in the second half of 2015.

With the large opportunities presented to us being in China, we strive to capture the attractive prospects with profitability as our underlying objective. In order to address many of the opportunities at hand, SMIC plans to grow through both organic and inorganic means.

We are optimistic about 2016 given our strategy and execution track record. So far the first half of 2016 looks strong and we stay committed to maintaining sustainable profitability and increasing value for all stakeholders.”

Conference Call / Webcast Announcement

Date: February 19, 2016
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code:

China	+86 400-620-8038	(Pass code: SMIC)
Hong Kong	+852 3018-6771	(Pass code: SMIC)
Taiwan	+886 2-2650-7825	(Pass code: SMIC)
United States, New York	+1 845-675-0437	(Pass code: SMIC)

The call will be webcast live with audio at http://www.smics.com/eng/investors/ir—presentations.php or http://edge.media-server.com/m/p/v7wnwqhu.

An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai; a 300mm mega-fab and a second majority owned 300mm fab under development for advance nodes in Beijing; and 200mm fabs in Tianjin and Shenzhen. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

For more information, please visit www.smics.com.

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements under “First Quarter 2016 Guidance”, “CapEx Summary” and the statements contained in the quotes of our CEO regarding our target for sustained profit, our production capacity plans, industry growth and our strategy to capture growth opportunities brought by specific markets and products are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “target” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with the cyclical nature of the semiconductor industry, changes in demand for our products, competition in our markets, our reliance on a small number of customers, orders or judgments from pending litigation, intensive intellectual property lawsuits in semiconductor industry and financial stability in end markets, general economic conditions and fluctuations in currency exchange rates.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (“SEC”), including its annual report on 20-F filed with the SEC on April 28, 2015, especially the consolidated financial statements, and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including current reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

About Non-Generally Accepted Accounting Principles (“Non-GAAP”) Financial Measures

To supplement SMIC’s consolidated financial results presented in accordance with IFRS, SMIC uses in this press release non-GAAP operating expenses which consist of total operating expenses as adjusted to exclude the effect of employee bonus accrual, government funding and gain from the disposal of living quarters. This earnings release also includes first quarter 2016 guidance for non-GAAP operating expenses. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS.

SMIC believes that use of these non-GAAP financial measures facilitates investors’ and management’s comparisons to SMIC’s historical performance. The Group’s management regularly uses these non-GAAP financial measures to understand, manage and evaluate the Group’s business and make financial and operational decisions.

The accompanying table has more information and reconciliations of each non-GAAP financial measure to its most directly comparable GAAP financial measure. A reconciliation of non-GAAP guidance measures to corresponding GAAP measures is not available on a forward-looking basis.

Summary of Fourth Quarter 2015 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	4Q15	3Q15	QoQ	4Q14	YoY
Revenue	610,148	569,854	7.1%	485,893	25.6%
Cost of sales	(436,211)	(387,503)	12.6%	(376,554)	15.8%

Gross profit	173,937	182,351	-4.6%	109,339	59.1%
Operating expenses	(132,340)	(108,125)	22.4%	(107,691)	22.9%

Profit from operations	41,597	74,226	-44.0%	1,648	2424.1%
Other income (expense), net	(5,749)	(3,459)	66.2%	10,259	—

Profit before tax	35,848	70,767	-49.3%	11,907	201.1%
Income tax expense	(5,770)	(1,793)	221.8%	(10,446)	-44.8%

Profit for the period	30,078	68,974	-56.4%	1,461	1958.7%
Other comprehensive income:
Exchange differences on translating foreign operations	(3,447)	(4,735)	-27.2%	309	—
Change in value of available-for-sale financial assets	30	(23)	—	—	—
Others	—	130	—	—	—

Total comprehensive income for the period	26,661	64,346	-58.6%	1,770	1406.3%

Profit for the period attributable to:
SMIC	38,604	82,626	-53.3%	28,387	36.0%
Non-controlling interests	(8,526)	(13,652)	-37.5%	(26,926)	-68.3%

Profit for the period	30,078	68,974	-56.4%	1,461	1958.7%
Gross margin	28.5%	32.0%	—	22.5%	—
Earnings per ordinary share(1) Basic	0.00	0.00		0.00
Diluted	0.00	0.00		0.00
Earnings per ADS(2) Basic	0.05	0.10		0.04
Diluted	0.05	0.10		0.04
Wafers shipped (in 8” equivalent wafers)	820,904	771,201	6.4%	660,049	24.4%
Capacity utilization(3)	100.4%	100.5%	—	93.0%	—

Note:

(1)	Based on weighted average ordinary shares of 41,967 million (basic) and 45,365 million (diluted) in 4Q15, 40,771 million (basic) and 45,020 million (diluted) in 3Q15, and 35,449 million (basic) and 36,701 million (diluted) in 4Q14.

(2)	Each ADS represents 50 ordinary shares.

(3)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

Revenue increased by 7.1 % QoQ from $569.9 million in 3Q15 to $610.1 million in 4Q15 mainly due to an increase of wafer shipments in 4Q15.
Cost of sales was $436.2 million in 4Q15, up 12.6% QoQ from $387.5 million in 3Q15. The increase was mainly due to 1) an increase of wafer shipments and 2) additional manufacturing costs associated with the commencement of mass production of the new Beijing and Shenzhen fabs.
Gross profit was $173.9 million in 4Q15, a decrease of 4.6% QoQ from $182.4 million in 3Q15.
Gross margin was 28.5% in 4Q15, as compared to 32.0% in 3Q15. The decline in gross margin was primarily due to the ramp-up costs associated with the new Beijing and Shenzhen fabs.
Operating expenses were $132.3 million in 4Q15, an increase of 22.4% QoQ from $108.1 million in 3Q15, mainly due to the reasons stated in Operating Expenses (Income) Analysis below.
The change in income tax expense was mainly due to the recognition of deferred tax expenses resulting from the tax and accounting temporary differences.

Analysis of Revenue

Revenue Analysis
By Application	4Q15	3Q15	4Q14
Computer	5.4%	4.4%	2.5%
Communications	56.2%	55.1%	47.4%
Consumer	30.0%	31.9%	43.0%
Others	8.4%	8.6%	7.1%
By Service Type	4Q15	3Q15	4Q14

Wafers	95.3%	94.9%	95.2%
Mask making, testing, others	4.7%	5.1%	4.8%
By Geography	4Q15	3Q15	4Q14

North America	32.6%	33.9%	41.8%
China(1)	45.0%	47.9%	45.6%
Eurasia(2)	22.4%	18.2%	12.6%
Wafer Revenue Analysis

By Technology	4Q15	3Q15	4Q14

28 nm	0.3%	0.1%	—
40/45 nm	16.6%	15.5%	10.9%
55/65 nm	24.0%	22.2%	24.7%
90 nm	2.9%	4.4%	4.2%
0.11/0.13 µm	9.8%	11.1%	9.9%
0.15/0.18 µm	43.7%	43.1%	45.5%
0.25/0.35 µm	2.7%	3.6%	4.8%

Note:
(1) Including Hong Kong, but excluding Taiwan
(2) Excluding China and Hong Kong

Capacity*

Fab / (Wafer Size)	4Q15	3Q15
Shanghai Mega Fab (8”)	100,000	100,000
Shanghai 12-inch Fab (12”)	31,500	31,500
Beijing Mega Fab (12”)	83,250	83,250
Tianjin Fab (8”)	43,000	43,000
Shenzhen Fab (8”)	13,000	11,000
Beijing Majority-Owned Fab (12”)	13,500	—

Total monthly wafer fabrication capacity	284,250	268,750

Note:
* Wafers per month at the end of the period in 8” equivalent wafers, calculated on a 30-day basis for comparison purposes

Monthly capacity increased to 284,250 8-inch equivalent wafers in 4Q15 from 268,750 8-inch equivalent wafers in 3Q15, primarily because our Beijing majority-owned 12-inch fab entered into mass production and our Shenzhen 8-inch fab expanded its capacity in 4Q15.

Shipment and Utilization

8” equivalent wafers	4Q15	3Q15	QoQ	4Q14	YoY
Wafer shipments	820,904	771,201	6.4%	660,049	24.4%
Utilization rate(1)	100.4%	100.5%	—	93.0%	—

Note:
(1)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	4Q15	3Q15	QoQ	4Q14	YoY
Cost of sales	436,211	387,503	12.6%	376,554	15.8%
Depreciation	112,351	94,294	19.1%	110,352	1.8%
Other manufacturing costs	321,809	291,425	10.4%	262,607	22.5%
Share-based compensation	2,051	1,784	15.0%	3,595	-42.9%
Gross profit	173,937	182,351	-4.6%	109,339	59.1%
Gross margin	28.5%	32.0%	—	22.5%	—

Cost of sales was $436.2 million in 4Q15, up 12.6% QoQ from $387.5 million in 3Q15. The increase was mainly due to 1) an increase of wafer shipments and 2) additional manufacturing costs associated with the commencement of mass production of the new Beijing and Shenzhen fabs.
Depreciation within the cost of sales increased by 19.1% to $112.4 million in 4Q15, compared to $94.3 million in 3Q15.
Other manufacturing costs within the cost of sales increased by 10.4% to $321.8 million in 4Q15, compared to $291.4 million in 3Q15.
Gross profit was $173.9 million in 4Q15, a decrease of 4.6% QoQ from $182.4 million in 3Q15.
Gross margin was 28.5% in 4Q15, as compared to 32.0% in 3Q15. The decline in gross margin was primarily due to the ramp-up costs associated with the new Beijing and Shenzhen fabs.

Operating Expenses (Income) Analysis

Amounts in US$ thousands	4Q15	3Q15	QoQ	4Q14	YoY
Operating expenses	132,340	108,125	22.4%	107,691	22.9%
Research and development, net	66,121	62,381	6.0%	53,113	24.5%
General and administrative	67,253	51,387	30.9%	46,039	46.1%
Selling and marketing	12,358	11,154	10.8%	9,436	31.0%
Other operating income	(13,392)	(16,797)	-20.3%	(897)	1393.0%

R&D expenses increased by $3.7 million QoQ to $66.1 million in 4Q15, compared to $62.4 million in 3Q15. Excluding the funding of R&D contracts from the government, R&D expenses increased by $3.2 million QoQ to $75.2 million in 4Q15. The change was mainly due to higher number of R&D activities in 4Q15. Funding of R&D contracts from the government was $9.1 million in 4Q15, compared to $9.6 million in 3Q15.

General and administrative expenses increased to $67.3 million in 4Q15, up 30.9% QoQ from $51.4 million in 3Q15, mainly due to 1) an increase of accrued employee bonus in 4Q15, 2) an increase of government tax surcharges in 4Q15 and 3) the start-up cost relating to our majority-owned fab project for bumping services in Jiangyin.

Other operating income decreased from $16.8 million in 3Q15 to $13.4 million in 4Q15, mainly because of the lower gain realized from the disposal of certain living quarters in 4Q15.

Other Income (expense), Net

Amounts in US$ thousands	4Q15	3Q15	QoQ	4Q14	YoY
Other income (expense), net	(5,749)	(3,459)	66.2%	10,259	—
Interest income	1,496	1,378	8.6%	6,403	-76.6%
Finance costs	(2,783)	(2,009)	38.5%	(5,315)	-47.6%
Foreign exchange gains or losses	(5,466)	(25,963)	-78.9%	1,623	—
Other gains or losses, net	5,440	3,072	77.1%	7,235	-24.8%
Fair value change	3,431	25,455	-86.5%	—	—
Share of profit (loss) of investment using equity method	(7,867)	(5,392)	45.9%	313	—

Foreign exchange losses were mainly due to a devaluation of RMB against USD. Foreign monetary assets mainly consist of cash and cash equivalent and accounts receivables in RMB. Foreign monetary liabilities mainly consist of loans, accounts payables and other payables in RMB. The Group is in net foreign monetary asset position.

The change in other gains or losses, net was mainly caused by the lower revenue from our schools in 3Q15 due to summer vacation.

The change in fair value change was mainly due to gain arising from the put option, which was granted by Jiangsu Changjiang Electronics Technology Co., Ltd (“JCET”), to sell the shares of Suzhou Changjiang Electric Xinke Investment Co., Ltd (“Changjiang Xinke”) to JCET, pursuant to an investment exit agreement entered into by SilTech Shanghai (a subsidiary of SMIC), JCET and Jiangsu Xinchao Technology Group Co., Ltd (a substantial shareholder of JCET).

The change in share of profit (loss) of investment using equity method was mainly due to the loss attributable to Changjiang Xinke.

Depreciation and Amortization

Amounts in US$ thousands	4Q15	3Q15	QoQ	4Q14	YoY
Depreciation and amortization	142,717	130,460	9.4%	135,245	5.5%

Liquidity

Amounts in US$ thousands	4Q15	3Q15
Cash and cash equivalent	1,005,201	741,576
Restricted cash	302,416	88,685
Other financial assets(1)	282,880	462,280
Trade and other receivables	499,846	466,130
Prepayment and prepaid operating expenses	40,184	47,518
Inventories	387,326	398,987
Assets classified as held-for-sale	72,197	111,374
Total current assets	2,590,050	2,316,550
Current tax liabilities	355	694
Other financial liabilities	1,459	—
Accrued liabilities	132,452	146,844
Deferred government funding	79,459	67,190
Short-term Borrowings	113,068	57,499
Trade and other payables	1,047,766	786,961
Total current liabilities	1,374,559	1,059,188
Cash Ratio(2)	0.7x	0.7x
Quick Ratio(3)	1.6x	1.8x
Current Ratio(4)	1.9x	2.2x

Note:

(1)	Other financial assets mainly contain financial products sold by bank and bank deposits over 3 months.

(2)	Cash and cash equivalent divided by total current liabilities.

(3)	Current assets excluding inventories divided by total current liabilities

(4)	Total current assets divided by total current liabilities.

As of December 31, 2015, restricted cash was $302.4 million compared to $88.7 million as of September 30, 2015. The increase was mainly due to a low interest cost entrusted loan from CDB Development Fund through China Development Bank, which will be used for future capacity expansion.

Capital Structure

Amounts in US$ thousands	4Q15	3Q15
Cash and cash equivalent	1,005,201	741,576
Restricted cash	302,416	88,685
Other financial assets(1)	282,880	462,280
Short-term borrowings	113,068	57,499
Long-term borrowings	416,036	108,557
Convertible bonds	392,632	389,268
Corporate bonds	493,207	492,790
Total debt	1,414,943	1,048,114
Net debt(2)	126,862	(155,742)
Equity	4,190,255	3,942,898
Total debt to equity ratio(3)	33.8%	26.6%
Net debt to equity ratio(4)	3.0%	N/A

Note:

(1)	Other financial assets mainly contain financial products sold by bank and bank deposits over 3 months.

(2)	Net debt is total debt minus cash and cash equivalent, and other financial assets.

(3)	Total debt divided by equity.

(4)	Net debt divided by equity. The ratio was not applicable due to the negative net debt in 3Q15.

Cash Flow

Amounts in US$ thousands	4Q15	3Q15
Net cash from operating activities	200,175	180,172
Net cash used in investing activities	(282,376)	(187,920)
Net cash from (used in) financing activities	352,382	(8,908)
Effect of exchange rate changes	(6,556)	(7,933)
Net change in cash and cash equivalent	263,625	(24,589)

Capex Summary

Capital expenditures for 4Q15 were $744.7 million.

The 2015 capital expenditures for foundry operations were $1,400.5 million, which mainly included 1) the capital expansion in the 12-inch fab of Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”, the Company’s majority-owned subsidiary in Beijing), the 12-inch fab in Shanghai and the new 8-inch fab in Shenzhen, and 2) research and development equipment, mask shops and intellectual property acquisition. The 2015 capital expenditures for non-foundry operations were $172.2 million, which mainly included 1) the construction of living quarters and 2) the acquisition of headquarter building in Shanghai.

The planned 2016 capital expenditures for foundry operations are approximately $2.1 billion, which are mainly for 1) the expansion of capacity in SMNC’s 12-inch fab, 8-inch fab in Shenzhen, 12-inch fab in Shanghai and the new 12-inch fab joint venture with bumping services in Jiangyin, 2) the new majority-owned joint venture company, which will focus on research and development on 14nm logic technology, and 3) research and development equipment, mask shops and intellectual property acquisition.

The planned 2016 capital expenditures for non-foundry operations are approximately $60 million, mainly for the construction of living quarters.

Recent Highlights and Announcements

SMIC 28nm HKMG Process Ready to Launch Smartphone SoC with Leadcore (2016-02-16)
Voluntary Announcement Temporary Suspension of Power Supply at SMIC Beijing Fabs (2016-02-05)
Notification of Board Meeting (2016-01-18)
Audit Committee Charter (2015-12-30)
Continuing Connected Transactions in Relation to Framework Agreement (2015-12-28)
Continuing Connected Transactions in Relation to Financial Services Agreement (2015-12-18)
Connected Transaction Issue of Series B Preference Shares by SJ Semiconductor Corporation (2015-12-10)
SMIC and M31 Introduce Differentiated IP Solutions for Various Storage Controller Applications (2015-12-10)
SMIC Sets up Regional Headquarters in Shanghai (2015-12-08)
SMIC donates 300,000 yuan towards injured Fireman in Tianjin (Chinese Version) (2015-11-17)
SMIC Reports Unaudited Results for the Three Months Ended September 30, 2015 (2015-11-10)
Notification of Board Meeting (2015-10-20)
Connected Transaction Formation of Joint Venture with China IC Fund (2015-10-15)

Please visit SMIC’s website at http://www.smics.com/eng/press/press_releases.php and
http://www.smics.com/eng/investors/ir_filings.php
for further details regarding the recent announcements.

Semiconductor Manufacturing International Corporation
CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(In US$ thousands except share data)
For the three months ended
	December 31, 2015	September 30, 2015
	(Unaudited)	(Unaudited)
Revenue	610,148	569,854
Cost of sales	(436,211)	(387,503)

Gross profit	173,937	182,351

Research and development expenses, net	(66,121)	(62,381)
General and administration expenses	(67,253)	(51,387)
Sales and marketing expenses	(12,358)	(11,154)
Other operating income	13,392	16,797
Operating expenses	(132,340)	(108,125)
Profit from operation	41,597	74,226
Other income, net	(5,749)	(3,459)
Profit before tax	35,848	70,767
Income tax expense	(5,770)	(1,793)

Profit for the period	30,078	68,974

Other comprehensive income
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(3,447)	(4,735)
Change in value of available-for-sale financial assets	30	(23)
Others	-	130

Total comprehensive income for the period	26,661	64,346

Profit for the period attributable to:
Owners of the Company	38,604	82,626
Non-controlling interests	(8,526)	(13,652)

	30,078	68,974

Total comprehensive income for the period attributable to:
Owners of the Company	35,187	77,998
Non-controlling interests	(8,526)	(13,652)

	26,661	64,346

Earnings per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders
Basic	0.00	0.00
Diluted	0.00	0.00
Earnings per ADS attributable to Semiconductor Manufacturing International Corporation ordinary ADS holders
Basic	0.05	0.10
Diluted	0.05	0.10
Shares used in calculating basic earnings per share	41,967,226,015	40,770,627,643
Shares used in calculating diluted earnings per share	45,365,365,173	45,020,233,609

Reconciliations of Non-GAAP Financial
Measures to Comparable GAAP Measures(1)
Non-GAAP operating expenses	(134,616)	(121,365)

Note:

(1)	Non-GAAP operating expenses are defined as operating expenses adjusted to exclude the effect of employee bonus accrual, government funding and gain from the disposal of living quarters. SMIC reviews non-GAAP operating expenses together with operating expenses to understand, manage and evaluate its business and make financial and operational decisions. The Group also believes it is useful supplemental information for investors and analysts to assess its operating performance. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact our net profit for the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider the non-GAAP operating expenses in isolation from or as an alternative to operating expenses prepared in accordance with IFRS.

The following table sets forth the reconciliation of the non-GAAP operating expenses to its most directly comparable financial measure presented in accordance with IFRS, for the periods indicated.

	For the three months ended
	December 31, 2015	September 30, 2015	December 31, 2014
	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses	(132,340)	(108,125)	(107,691)
Employee bonus accrual	20,429	13,619	9,925
Government funding	(13,218)	(9,836)	(12,721)
Gain from the disposal of living quarters	(9,487)	(17,023)	(2,725)

Non-GAAP operating expenses	(134,616)	(121,365)	(113,212)

Semiconductor Manufacturing International Corporation
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In US$ thousands)
As of
	December 31, 2015	September 30, 2015
	(Unaudited)	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	3,903,818	3,289,217
Prepaid land use right	91,030	91,647
Intangible assets	224,279	232,415
Investments in associates	181,331	161,605
Investments in joint ventures	17,646	16,908
Deferred tax assets	44,942	44,908
Derivative financial instrument	30,173	25,455
Other assets	32,078	28,109

Total non-current assets	4,525,297	3,890,264

Current assets
Inventories	387,326	398,987
Prepayment and prepaid operating expenses	40,184	47,518
Trade and other receivables	499,846	466,130
Other financial assets	282,880	462,280
Restricted cash	302,416	88,685
Cash and cash equivalent	1,005,201	741,576

	2,517,853	2,205,176
Assets classified as held-for-sale	72,197	111,374

Total current assets	2,590,050	2,316,550

TOTAL ASSETS	7,115,347	6,206,814

EQUITY AND LIABILITIES
Capital and reserves
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, 42,073,748,961 and 41,079,582,648 shares issued and outstanding at December 31, 2015 and September 30, 2015, respectively	16,830	16,432
Share premium	4,903,861	4,819,921
Reserves	96,644	96,027
Accumulated deficit	(1,287,479)	(1,326,083)

Equity attributable to owners of the Company	3,729,856	3,606,297
Non-controlling interests	460,399	336,601

Total equity	4,190,255	3,942,898

Non-current liabilities
Borrowings	416,036	108,557
Convertible bonds	392,632	389,268
Bonds payable	493,207	492,790
Deferred tax liabilities	7,293	2,048
Deferred government funding	175,604	189,706
Other liabilities	65,761	22,359
Total non-current liabilities	1,550,533	1,204,728

Current liabilities
Trade and other payables	1,047,766	786,961
Borrowings	113,068	57,499
Deferred government funding	79,459	67,190
Accrued liabilities	132,452	146,844
Other financial liabilities	1,459	—
Current tax liabilities	355	694
Total current liabilities	1,374,559	1,059,188

Total liabilities	2,925,092	2,263,916

TOTAL EQUITY AND LIABILITIES	7,115,347	6,206,814

Semiconductor Manufacturing International Corporation
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US$ thousands)

	For the three months ended
	December 31, 2015	September 30, 2015
	(Unaudited)	(Unaudited)
Cash flow from operating activities
Profit for the period	30,078	68,974
Depreciation and amortization	142,717	130,460
Share of loss of investment using equity method	7,867	5,392
Changes in working capital and others	19,513	(24,654)

Net cash from operating activities	200,175	180,172

Cash flow from investing activities:
Payments for property, plant and equipment	(481,812)	(289,049)
Payments for intangible assets	(2,728)	(10,088)
Net proceeds after netting off land appreciation tax from disposal of property, plant and equipment and assets classified as held for sale	24,397	10,351
Changes in restricted cash relating to investing activities	23,390	28,246
Payments to acquire financial assets	(657,227)	(545,714)
Proceeds on sale of financial assets	841,320	642,266
Net cash outflow from deconsolidation of subsidiaries	—	(49)
Payment to acquire long-term investment	(29,716)	(23,883)
Net cash used in investing activities	(282,376)	(187,920)

Cash flow from financing activities:
Proceeds from borrowings	177,390	26,904
Repayment of borrowings	(40,145)	(63,658)
Proceeds from issuance of ordinary shares	81,825	27,522
Proceeds from exercise of employee stock options	1,230	324
Proceeds from non-controlling interest – capital contribution	132,082	—
Net cash from (used in) financing activities	352,382	(8,908)

Effects of exchange rate changes on the balance of cash held in foreign currencies	(6,556)	(7,933)

Net increase (decrease) in cash and cash equivalent	263,625	(24,589)
Cash and cash equivalent, beginning of period	741,576	766,165
Cash and cash equivalent, end of period	1,005,201	741,576

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhou Zixue (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi (Li Yong Hua as his Alternate)
Zhou Jie
Ren Kai
Lu Jun

Independent Non-executive Directors
William Tudor Brown
Sean Maloney
Lip-Bu Tan
Carmen I-Hua Chang

By order of the Board
Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, PRC
February 18, 2016

• For identification purposes only